MAINSTAY FUNDS TRUST

51 Madison Avenue

New York, New York 10010

February 15, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	MainStay Funds Trust on behalf of MainStay Epoch U.S. Equity Yield Fund (File No. 811-22321)

Ladies and Gentlemen:

Attached for filing via the EDGAR system is Post-Effective Amendment No. 109 (the “Amendment”) to the registration statement on Form N-1A under the Securities Act of 1933, as amended (“Act”), for MainStay Funds Trust (“Registrant”). The filing is being made for the purpose of adding new share classes to the MainStay Epoch U.S. Equity Yield Fund (the “Fund”) that are identical to the same share classes currently being offered by numerous other series of the Registrant and to respond to comments provided by the Staff of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 106, which also related to the same new share classes of the Fund. Accordingly, we hereby request in reliance upon Securities Act Release No. 6510 and Investment Company Act Release No. 13768 (February 15, 1984), that this Amendment receive selective review from the Commission and its Staff of the new class of shares for the Trust due to the fact that, except for changes made in response to Commission Staff comments, the disclosure set forth herein with respect to the Amendment is “not substantially different”1 from the disclosure that has previously been filed in the Trust’s Post-Effective Amendment No. 106.

Additionally, pursuant to Rule 461 under the Act, the Registrant and NYLIFE Distributors LLC (“Distributor”), as general distributor of the Registrant’s shares, hereby respectfully request that the effective date of the Amendment be accelerated so that it will become effective on or about February 15, 2017. The Registrant and the Distributor are aware of their obligations under the Act.

No fees are required in connection with this filing. If you have any questions or comments, please do not hesitate to contact Corey F. Rose at Dechert LLP, counsel to Registrant, at (202) 261-3314.

Sincerely,

/s/ J. Kevin Gao

J. Kevin Gao

Secretary and Chief Legal Officer

The MainStay Funds

/s/ Brian Wickwire

Brian Wickwire

Chief Operating Officer

NYLIFE Distributors LLC

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[1]	See Investment Company Act Rel. No. 13768.